UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 3)

(Rule 13e-100)

TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

WORLD POINT TERMINALS, LP

(Name of Issuer)

WORLD POINT TERMINALS, INC.

WORLD POINT TERMINALS, LP
WPT GP, LLC
(Names of Person(s) Filing Statement)

COMMON UNITS REPRESENTING LIMITED PARTNER INTERESTS
(Title of Class of Securities)

98159G107
(CUSIP Number of Class of Securities)

Jonathan Q. Affleck 8235 Forsyth Boulevard, Suite 400 St. Louis, Missouri 63105 (314) 889-9660
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Dennis J. Block Greenberg Traurig, LLP 200 Park Avenue New York, NY 10166 (212) 801-2222	Copies to:	Thomas A. Litz Thompson Coburn LLP One US Bank Plaza St. Louis, MO 63101 (314) 552-6072

Thomas A. Mullen Potter Anderson & Corroon LLP 1313 North Market Street Wilmington, DE 19899-0951 (302) 984-6000		Sean T. Wheeler Latham & Watkins LLP 811 Main Street, Suite 3700 Houston, TX 77002 (713) 546-5400

This statement is filed in connection with (check the appropriate box):

☐	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
☐	b.	The filing of a registration statement under the Securities Act of 1933.
☒	c.	A tender offer.
☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$159,070,697	$18,437

*	The transaction valuation is estimated solely for purposes of calculating the filing fee. The calculation assumes the purchase of all issued and outstanding common units (the “Units”) of World Point Terminals, LP (the “Partnership”) not beneficially owned by World Point Terminals, Inc. (the “Offeror”) or its affiliates, at a price per Unit equal to $17.30, net to the holder in cash, without interest thereon. As of May 31, 2017, 34,861,014 Units were outstanding, of which 25,666,176 Units were held by the Offeror and its affiliates. Accordingly, this calculation assumes the purchase by the Offeror of 9,194,838 Units.

**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory # 1 for Fiscal Year 2017 issued by the Securities and Exchange Commission, by multiplying the transaction valuation by $0.0001159.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	$18,437
Form or registration No.:	Schedule TO
Filing Party:	World Point Terminals, Inc.
Date Filed:	June 2, 2017

INTRODUCTION

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Transaction Statement on Schedule 13E-3 (as amended and supplemented from time to time, including as amended by Amendment No. 1, dated June 21, 2017, Amendment No. 2, dated June 28, 2017, and this Amendment No. 3, the “Schedule 13E-3”) initially filed with the Securities and Exchange Commission (the “SEC”) on June 2, 2017 jointly by (1) World Point Terminals, Inc., a Delaware corporation (the “Offeror”), (2) World Point Terminals, LP, a Delaware limited partnership (the “Partnership”), and (3) WPT GP, LLC, a Delaware limited liability company and general partner of the Partnership (the “General Partner”).

The Schedule 13E-3 relates to the Transaction Agreement, dated as of June 1, 2017, by and among the Offeror, the General Partner and the Partnership (together with any amendments and supplements thereto, the “Transaction Agreement”). Pursuant to the Transaction Agreement, the Offeror has offered to purchase all issued and outstanding common units (“Units”) of the Partnership that are not already beneficially owned by the Offeror or its affiliates, at a price per Unit equal to $17.30 (the “Offer Price”), net to the holder in cash, without interest thereon and less any applicable tax withholding, and on the other terms and subject to the other conditions specified in the Offer to Purchase, dated June 2, 2017 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The Offer to Purchase and the Letter of Transmittal were originally filed as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, to the Tender Offer Statement on Schedule TO filed by the Offeror with the SEC on June 2, 2017. Pursuant to the Transaction Agreement, after the completion of the Offer, and subject to the satisfaction or, to the extent permitted, waiver of certain conditions, the Offeror will purchase any and all outstanding Units not tendered pursuant to the Offer (other than any such Units held by the Offeror or its affiliates) pursuant to Section 15.1(a) of the First Amended and Restated Agreement of Limited Partnership of the Partnership, as amended, at a price per Unit equal to the Offer Price. In connection with the Offer, the Partnership has filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9, dated June 2, 2017 (together with any amendments or supplements thereto, the “Schedule 14D-9”).

Except as otherwise set forth herein, the information contained in the Schedule 13E-3 remains unchanged and is incorporated herein by reference. Capitalized terms used but not defined in this Amendment No. 3 shall have the respective meanings given to them in the Schedule 13E-3.

Item 15. Additional Information

Item 15 of the Schedule 13E-3 is hereby amended and supplemented as follows:

(c)	Other Material Information: The Offer expired at 11:59 p.m., New York City time, on June 29, 2017. According to Computershare Trust Company, N.A., the Depositary for the Offer, a total of approximately 6,127,974 Units were validly tendered (and not properly withdrawn) pursuant to the Offer, which such total included 118,679 Units subject to guaranteed delivery. The Offeror has accepted for payment all Units validly tendered (and not properly withdrawn) pursuant to the Offer.

The number of Units validly tendered (and not properly withdrawn) pursuant to the Offer satisfies the condition that there shall have been validly tendered and not properly withdrawn prior to the expiration of the Offer such number of Units that, together with the Units then collectively beneficially owned by the Offeror and its affiliates, represent at least one Unit more than 80% of the then outstanding Units. In addition, the condition that the Formula Price (calculated as of the date immediately following the date on which the Acceptance Time occurred, as if such date were a certain reference date specified in the Transaction Agreement) does not exceed the Offer Price has been satisfied.

In accordance with the Transaction Agreement, (1) immediately following the consummation of the Offer, the General Partner assigned and transferred to the Offeror the right (such right, the “Buyout Right”) to purchase all of remaining Units not tendered pursuant to the Offer that are not held by the General Partner and its affiliates pursuant to Section 15.1(a) of the Partnership Agreement, and (2) on the date hereof, the Offeror exercised the Buyout Right by delivering to Computershare Trust Company, N.A., the Transfer Agent for the Partnership, a written notice of the Offeror’s election to exercise the Buyout Right to purchase (the “Notice of Election to Purchase”) all of the outstanding Units not tendered pursuant to the Offer that were held by persons other than the Offeror or its affiliates (the “Buyout”), at a price per Unit equal to $17.30, net to the seller in cash, without interest thereon, effective as of July 10, 2017 (the “Closing Date”). In accordance with the Transaction Agreement and Section 15.1(b) of the Partnership Agreement, the Transfer Agent will mail a copy of the Notice of Election to Purchase to the record holders of Units as of June 29, 2017, the record date for the Buyout, together with such other information as may be required by applicable law.

From and after the Closing Date, the Offeror and its affiliates will collectively beneficially own 100% of the outstanding Units. Upon consummation of the Buyout, there will be no public market for the Units, which will cease to be quoted or traded on the NYSE and will be deregistered under the Exchange Act.

Item 16. Exhibits.

Item 16 is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(a)(1)(viii)	Press Release, dated June 30, 2017 (filed as Exhibit 99.1 to the Current Report on Form 8-K filed by World Point Terminals, LP on June 30, 2017 and incorporated herein by reference).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 30, 2017	WORLD POINT TERMINALS, LP

	By:	WPT GP, LLC,
its general partner

	By:	/s/ Kenneth E. Fenton
	Name:	Kenneth E. Fenton
	Title:	President and Chief Operating Officer

Dated: June 30, 2017	WPT GP, LLC

	By:	/s/ Kenneth E. Fenton
	Name:	Kenneth E. Fenton
	Title:	President and Chief Operating Officer

Dated: June 30, 2017	WORLD POINT TERMINALS, INC.

	By:	/s/ Jonathan Q. Affleck
	Name:	Jonathan Q. Affleck
	Title:	Vice President and Chief Financial Officer

[Signature Page to Amendment No. 3 to Transaction Statement on Schedule 13E-3]